02024813

0-30906

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

Documents Included as Part of this Report

No.	Document
1.	Press Release dated March 25, 2002: VEKA AG Choose DataMirror Resiliency Software
2.	Press Release dated March 25, 2002: Minor Clarification of Timing of Idion Takeover Offer
3.	Press Release dated March 25, 2002: DataMirror Awarded $1.2 Million Pervasive Gateway Deal by Bell Canada

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

VEKA AG Chooses DataMirror Resiliency Software

High Availability Suite Ensures 24/7 Business Operations for VEKA AG

TORONTO, CANADA – (March 25, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced that VEKA AG, the world's leading manufacturer and distributor of plastic window profiles, has implemented DataMirror High Availability Suite to protect its IBM iSeries systems and data from planned or unplanned downtime. With a current staff of over 2,500 employees within 13 group companies worldwide, VEKA AG's 1,600 different window profile types are available for dispatch at any time.

"DataMirror High Availability Suite gives VEKA AG the peace-of-mind that their mission-critical business data is thoroughly backed up, resilient and available 24/7," said Manfred Sielhorst, Technical Services Manager, DataMirror, Germany. "The ability to conduct business without being affected by system failure or planned outages empowers VEKA to continue to optimize production, enhance service levels, expand its business into new international markets and meet all the requirements of its customers."

A key factor in the success of the DataMirror implementation was the ability of High Availability Suite to mirror Large Objects (LOBs) in real-time from VEKA AG's primary iSeries system and the recovery system. LOB support ensures that an organization's critical Enterprise Resource Planning (ERP) data, including ERP data stored in Binary Large Objects (BLOBs) for SAP R/3 v4.6d+ and J.D. Edwards OneWorld, is backed up and available in the event of an outage. DataMirror is committed to working with customers to meet their unique requirements while staying current with the changing needs of business environments.

"By providing the ability to continuously mirror Large Objects, the DataMirror solution addresses our requirements to provide flexibility for our SAP R/3 ERP system," said Christian Otte, Team Leader Computer Center, VEKA AG. "Without this ability, we would be in danger of not protecting all of our application data. Going forward, we expect that DataMirror High Availability Suite will provide us with a infrastructure component as the Company strives to enhance customer service, enter new global markets and drive business growth."

DataMirror is a dominant leader in the data resiliency market. All of the Company's software solutions are backed by DataMirror's extensive high availability expertise and global support.

About High Availability Suite and iCluster
DataMirror High Availability Suite features breakthrough XtremeCache technology that optimizes the flow of data into and out of a high-speed cache to help customers achieve zero latency for system backup and recovery. High Availability Suite is the only product that gives customers the higher productivity and lower costs of real-time IFS mirroring, fast XtremeCache technology and unequaled match/merge architecture. DataMirror High Availability Suite delivers the highest performance and broadest feature set available to help companies maximize uptime and availability. With more than 1,000 licenses of DataMirror's High Availability Suite installed at customer sites worldwide, the software is used daily for mission-critical, planned and unplanned role switching. For clustered iSeries environments, iCluster provides an easy graphical user interface for configuring nodes in a cluster, mirroring data and other critical objects and monitoring the entire cluster from a single station.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

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Document 2

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

Minor Clarification of Timing of Idion Takeover Offer

TORONTO, CANADA -- (March 25, 2002) – On March 18, 2002, DataMirror Corporation (Nasdaq: DMCX; TSE: DMC) issued a press release related to its cash offer for Idion Technology Holdings Limited ("Idion") that had been announced in Johannesburg, South Africa earlier that day.

There were certain statements in that press release that DataMirror wishes to amend. In the release it was stated that a letter of offer was delivered to the Chief Executive of Idion on Saturday March 16, 2002 in which it was proposed that DataMirror acquires Idion by way of a takeover pursuant to which all holders of common shares of Idion would receive cash proceeds of ZAR 65c (Cdn $0,09) per share, and that such proposal was rejected by Idion management. Although a meeting did take place with the Chief Executive of Idion and DataMirror on that date no formal offer was submitted and accordingly none was rejected by Idion management. The offer letter was only delivered to Idion's directors on Monday March 18, 2002. The error arose due to an administrative oversight at DataMirror.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected, legislative or regulatory changes may adversely affect the businesses in which the companies are engaged, variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

###

Document 3

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: (905) 415-0310
FAX: (905) 415-0340
Web Site: www.datamirror.com

For Immediate Release

DataMirror Awarded $1.2 Million Pervasive Gateway Deal by Bell Canada

DataMirror Extends the Power of SAP® into the Field to Enable Plug-in Asset Management

TORONTO, CANADA – (March 25, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced that its Pervasive Gateway™ mobile computing software has been chosen by Bell Canada to extend SAP to field technicians via mobile devices and networked computers. Bell Canada technicians and contractors will execute SAP transactions remotely via DataMirror Pervasive Gateway, collecting and transferring asset data into SAP from handheld devices and networked computers. As a result, up to 1,500 Bell Canada employees and contractors will be able to better manage and track Bell Canada's valuable technology assets. DataMirror is working in partnership with CGI and SAP Canada to deploy the solution.

"DataMirror Pervasive Gateway software provides an out-of-the-box infrastructure to allow customers like Bell Canada to easily deploy mobile enterprise resource planning transactions," said Stewart Ritchie, Vice President, Sales Americas, DataMirror. "The solution's anywhere/anytime mobile connectivity to SAP empowers companies with new operational efficiencies and decisive competitive advantage."

Bell Canada's Plug-In Asset Management Project will be the largest Pervasive Gateway implementation in DataMirror's history.

About Pervasive Gateway
DataMirror Pervasive Gateway is a client-server software solution that extends SAP functionality to remote users by allowing them to execute ERP transactions from mobile devices. Pervasive Gateway is the solution of choice for any business application that benefits from the user-friendly GUI execution of ERP transactions over a mobile or fixed network. Business applications of Pervasive Gateway include warehouse and shop floor operations, time and attendance, asset management, transportation management, service/sales force automation and CRM. The solution can be deployed on any DOS, Windows or Windows CE based computer or mobile device including industry standard PCs, PDAs, handheld computers and rugged portable computers for use in industrial settings. Transactions can be executed in on-line mode in near real-time or in batch-mode to support disconnected devices and network interruptions.

About DataMirror
DataMirror (Nasdaq: DMCX; TSE: DMC) delivers solutions that let customers integrate data across their enterprises. DataMirror's comprehensive family of products unlocks *the experience of now*™ by providing advanced real-time capture, transform and flow (CTF) technology that gives customers the instant data access, integration and availability they demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley
Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271
Fax: 905-415-0340

Tracy Staniland
Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274
Fax: 905-415-5196

Karen Quatromoni
PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150
Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2002

DATAMIRROR CORPORATION

Greg Dee
General Counsel